UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                             Mitchell Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    606503100
     ----------------------------------------------------------------------
                                 (CUSIP Number)
                             David L. Ward, Jr.
                             William R. Lathan, Jr.
                             Ward and Smith, P.A.
                             1001 College Court
                             New Bern, North Carolina 28562
                            (919) 633-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                      ------------------------------------
CUSIP NO.    606503100                      PAGE      2    OF    10      PAGES
                                                   ------
----------------------                      ------------------------------------

----------- --------------------------------------------------------------------
         1  NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Citizens BancShares, Inc.
            56-1528994
----------- --------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [ ]
                                                                     (B) [ ]
----------- --------------------------------------------------------------------
         3  SEC USE ONLY
----------- --------------------------------------------------------------------
         4  SOURCE OF FUNDS*
            WC
----------- --------------------------------------------------------------------
         5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]
----------- --------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware, United States
---------------------------- -------- ------------------------------------------
         NUMBER OF            7       SOLE VOTING POWER
          SHARES                      48,500
       BENEFICIALLY          -------- ------------------------------------------
         OWNED BY             8       SHARED VOTING POWER
           EACH
         REPORTING           -------- ------------------------------------------
          PERSON              9       SOLE DISPOSITIVE POWER
           WITH                       48,500
                             -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          48,500
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.21%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 10 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Schedule 13D constitutes the initial filing of First Citizens BancShares, Inc.

Item 1.  Security and Issuer.

This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of Mitchell Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 210 Oak Avenue, Spruce Pine, North Carolina 28777.

Item 2.  Identity and Background.

(a)-(c) This Statement is being filed by First Citizens BancShares, Inc. ("BancShares"), a Delaware-chartered bank holding company authorized to do business in North Carolina, whose principal business address is 3128 Smoketree Court, Raleigh, North Carolina 27604.

Set forth below are the names, residence or business address, positions with BancShares, present principal occupation or employment, and the name, principal business, and principal address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of
BancShares:

========================================= ========================= ========================================================
                                               Position with                         Principal Occupation
                 Name                            BancShares                                   and Address
========================================= ========================= ========================================================
John M. Alexander, Jr.                    Director                  President,   General   Manager   and  Chief   Operating
                                                                    Officer,
                                                                    Cardinal International Trucks, Inc. (truck dealer)
                                                                    Post Office Box 26837
                                                                    Raleigh, North Carolina 27611
----------------------------------------- ------------------------- --------------------------------------------------------
Ted L. Bissett                            Director                  President, F.D. Bissett & Son, Inc.
                                                                    (farm supplies)
                                                                    Post Office Box 279
                                                                    Spring Hope, North Carolina 27882
----------------------------------------- ------------------------- --------------------------------------------------------
Kenneth A. Black                          Vice President,           Group Vice President, Treasurer,
                                          Treasurer, and            and Chief Financial Officer
                                          Chief Financial           First-Citizens Bank & Trust Company
                                          Officer                   Post Office Box 27131
                                                                    Raleigh, North Carolina 27611-7131
----------------------------------------- ------------------------- --------------------------------------------------------
B. Irvin Boyle                            Director                  Attorney (of Counsel)
                                                                    Johnston, Taylor, Allison & Hord
                                                                    Post Office Box 36469
                                                                    Charlotte, North Carolina 28236
----------------------------------------- ------------------------- --------------------------------------------------------
George H. Broadrick                       Director,                 Consultant and retired President
                                          Chairman                  First-Citizens Bank & Trust Company
                                          of Executive              Post Office Box 31727
                                          Committee, and            Charlotte, North Carolina 28231-1727
                                          Consultant
----------------------------------------- ------------------------- --------------------------------------------------------

                                       3




========================================= ========================= ========================================================
                                               Position with                         Principal Occupation
                 Name                            BancShares                                   and Address
========================================= ========================= ========================================================
William J. Cathcart                       Group Vice                Group Vice President/Trust Department
                                          President of              First-Citizens Bank & Trust Company
                                          Subsidiary                Post Office Box 27131
                                                                    Raleigh, North Carolina 27611-7131
----------------------------------------- ------------------------- --------------------------------------------------------
Joseph A. Cooper, Jr.                     Group Vice                Group Vice President and
                                          President                 Chief Information Officer
                                          and Chief                 First-Citizens Bank & Trust Company
                                          Information               Post Office Box 29549
                                          Officer of                Raleigh, North Carolina 27626-0549
                                          Subsidiary
----------------------------------------- ------------------------- --------------------------------------------------------
Wayne D. Duncan                           Executive Vice            Executive Vice President
                                          President of              First-Citizens Bank & Trust Company
                                          Subsidiary                Post Office Box 29549
                                                                    Raleigh, North Carolina 27626-0549
----------------------------------------- ------------------------- --------------------------------------------------------
Betty M. Farnsworth                       Director                  Homemaker
                                                                    Post Office Box 206
                                                                    Pilot Mountain, North Carolina 27041
----------------------------------------- ------------------------- --------------------------------------------------------
Lewis M. Fetterman                        Director                  President and Owner
                                                                    LMF Consulting & Marketing Co.;
                                                                    Assistant to President,
                                                                    Heartland Pork Enterprises, Inc.
                                                                    (agribusiness)
                                                                    208 Fox Lake Road
                                                                    Clinton, North Carolina 28328
----------------------------------------- ------------------------- --------------------------------------------------------
John R. Francis, Jr.                      Vice President;           Executive Vice President
                                          Executive Vice            First-Citizens Bank & Trust Company
                                          President of              3959 Electric Road, S.W.
                                          Subsidiary                Suite 305
                                                                    Roanoke, Virginia  24018
----------------------------------------- ------------------------- --------------------------------------------------------
Carmen P. Holding                         Director                  Graduate student; Director,
                                                                    First-Citizens Bank & Trust Company
                                                                    Post Office Box 151
                                                                    Raleigh, North Carolina 27602
----------------------------------------- ------------------------- --------------------------------------------------------
Frank B. Holding                          Executive Vice            Executive Vice Chairman
                                          Chairman of               First-Citizens Bank & Trust Company
                                          the Board                 Post Office Box 1377
                                                                    Smithfield, North Carolina 27577
----------------------------------------- ------------------------- --------------------------------------------------------
Frank B. Holding, Jr.                     President and             President and Chief
                                          Director                  Administrative Officer
                                                                    First-Citizens Bank & Trust Company
                                                                    Post Office Box 29549
                                                                    Raleigh, North Carolina 27626-0549
----------------------------------------- ------------------------- --------------------------------------------------------
Lewis R. Holding                          Chairman of               Chairman of the Board
                                          the Board                 First-Citizens Bank & Trust Company
                                                                    Post Office Box 151
                                                                    Raleigh, North Carolina 27602
----------------------------------------- ------------------------- --------------------------------------------------------

                                       4



========================================= ========================= ========================================================
                                               Position with                         Principal Occupation
                 Name                            BancShares                                   and Address
========================================= ========================= ========================================================
Charles B. C. Holt                        Director                  Secretary and Treasurer
                                                                    Holt Oil Company, Inc. (wholesale
                                                                    petroleum products distributor)
                                                                    Post Office Box 53157
                                                                    Fayetteville, North Carolina 28305
----------------------------------------- ------------------------- --------------------------------------------------------
Edwin A. Hubbard                          Director                  Retired businessman
                                                                    1805 Cool Springs Road
                                                                    Sanford, North Carolina 27330
----------------------------------------- ------------------------- --------------------------------------------------------
James B. Hyler, Jr.                       Vice Chairman             Vice Chairman and Chief
                                          of the Board              Operating Officer
                                                                    First-Citizens Bank & Trust Company
                                                                    Post Office Box 29549
                                                                    Raleigh, North Carolina 27626-0549
----------------------------------------- ------------------------- --------------------------------------------------------
Gale D. Johnson, M.D.                     Director                  Retired Surgeon;
                                                                    Director, Health Affairs
                                                                    Campbell University
                                                                    910 West Pope Street
                                                                    Dunn, North Carolina 28334
----------------------------------------- ------------------------- --------------------------------------------------------
Freeman R. Jones                          Director and              Retired; President, EFC Corporation
                                          Chairman of               (real estate investment)
                                          Salary                    730 Morrison Road
                                          Committee                 Midland, North Carolina 28107
----------------------------------------- ------------------------- --------------------------------------------------------
Lucius S. Jones                           Director                  President and Owner, United Realty &
                                                                    Construction Company, Inc.
                                                                    (residential construction, sales,
                                                                    and development)
                                                                    Post Office Box 128
                                                                    Wendell, North Carolina 27591
----------------------------------------- ------------------------- --------------------------------------------------------
Richard H. Lane                           Senior Vice               Senior Vice President and
                                          President and             General Auditor
                                          General Auditor           First-Citizens Bank & Trust Company
                                          of Subsidiary             Post Office Box 27131
                                                                    Raleigh, North Carolina 27611-7131
----------------------------------------- ------------------------- --------------------------------------------------------
Alex G. MacFadyen, Jr.                    Secretary; Group Vice     Group Vice President and Secretary
                                          President of Subsidiary   First-Citizens Bank & Trust Company
                                                                    Post Office Box 27131
                                                                    Raleigh, North Carolina 27611-7131
----------------------------------------- ------------------------- --------------------------------------------------------
Joseph T. Maloney, Jr.                    Director                  Private investor; retired businessman
                                                                    Post Office Box 2504
                                                                    Fayetteville, North Carolina 28302
----------------------------------------- ------------------------- --------------------------------------------------------
J. Claude Mayo, Jr.                       Director                  Retired Insurance Executive
                                                                    Post Office Box 1238
                                                                    Rocky Mount, North Carolina 27802
----------------------------------------- ------------------------- --------------------------------------------------------
William McKay                             Director                  Retired savings bank executive
                                                                    4917 Howard Gap Road
                                                                    Flat Rock, North Carolina 28731
----------------------------------------- ------------------------- --------------------------------------------------------

                                       5




========================================= ========================= ========================================================
                                               Position with                         Principal Occupation
                 Name                            BancShares                                   and Address
========================================= ========================= ========================================================
Brent D. Nash                             Director;                 Senior Vice President
                                          Senior Vice               First-Citizens Bank & Trust Company
                                          President of              Post Office Box 339
                                          Subsidiary                Tarboro, North Carolina 27886
----------------------------------------- ------------------------- --------------------------------------------------------
Lewis T. Nunnelee, II                     Director                  Chairman of the Board
                                                                    Coastal Beverage Company, Inc.
                                                                    (wholesale beer distributor)
                                                                    1919 South Live Oak Parkway
                                                                    Wilmington, North Carolina 28403
----------------------------------------- ------------------------- --------------------------------------------------------
William C. Orr                            Executive Vice            Executive Vice President
                                          President of              First-Citizens Bank & Trust Company
                                          Subsidiary                Post Office Box 29549
                                                                    Raleigh, North Carolina 27626-0549
----------------------------------------- ------------------------- --------------------------------------------------------
James M. Parker                           Executive Vice            Executive Vice President
                                          President of              First-Citizens Bank & Trust Company
                                          Subsidiary                Post Office Box 29549
                                                                    Raleigh, North Carolina 27626-0549
----------------------------------------- ------------------------- --------------------------------------------------------
Talbert O. Shaw, Ph.D.                    Director                  President, Shaw University
                                                                    (educator)
                                                                    118 East South Street
                                                                    Raleigh, North Carolina 27601
----------------------------------------- ------------------------- --------------------------------------------------------
R. C. Soles, Jr.                          Director                  Attorney and Senior Partner
                                                                    Soles, Phipps, Ray,
                                                                    Prince & Williford;
                                                                    Senator, North Carolina Senate
                                                                    Post Office Box 6
                                                                    Tabor City, North Carolina 28463
----------------------------------------- ------------------------- --------------------------------------------------------
David L. Ward, Jr.                        Director and              Senior Attorney and President
                                          Chairman of               Ward and Smith, P.A.
                                          Audit Committee           Post Office Box 867
                                                                    New Bern, North Carolina 28563-0867
----------------------------------------- ------------------------- --------------------------------------------------------
Edward L. Willingham, IV                  Executive Vice            Executive Vice President
                                          President of              First-Citizens Bank & Trust Company
                                          Subsidiary                Post Office Box 29549
                                                                    Raleigh, North Carolina 27626-0549
----------------------------------------- ------------------------- --------------------------------------------------------
J. Allen Woodward                         Executive Vice            Executive Vice President
                                          President of              First-Citizens Bank & Trust Company
                                          Subsidiary                Post Office Box 31727
                                                                    Charlotte, North Carolina 28231-1727
----------------------------------------- ------------------------- --------------------------------------------------------

(d) During the last five years, none of the persons or corporations listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or corporations listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the natural persons listed above is a United States citizen. BancShares is a Delaware-chartered bank holding company authorized to do business in North Carolina. Its principal subsidiary is First-Citizens Bank & Trust Company, a North Carolina-chartered bank, and its other subsidiaries are:
Atlantic States Bank, a federally-chartered savings bank; First-Citizens Bank, A Virginia Corporation; and First-Citizens Bank & Trust Company, a West Virginia-chartered bank.

Item 3.  Source and Amount of Funds or Other Consideration.

Shares of Common Stock of the Issuer purchased by BancShares to date were purchased with cash. Any shares of Common Stock of the Issuer which may be purchased by BancShares following the date of this Statement are expected to be purchased with cash.

Item 4.  Purpose of Transaction.

BancShares purchased 48,500 shares of the Common Stock in the Issuer's initial public offering during 1996. At the time of purchase, those shares amounted to 4.9495% of the Issuer's outstanding Common Stock (based on a total of 979,897 outstanding shares). However, it has recently come to BancShares' attention that, as a result of repurchases by the Issuer of its Common Stock during 1997, the percentage of the Issuer's outstanding shares represented by BancShares' 48,500 shares had risen to 5.21% (based on an aggregate of 930,902 outstanding shares as reflected in the Issuer's recently published 1997 Annual Report). Until receipt and review of the Annual Report during October 1997, BancShares was not aware of the Issuer's repurchases that resulted in its beneficial ownership exceeding 5%. As described below in Item 5, BancShares has now sold sufficient shares of the Common Stock to reduce its ownership to less than 5%.

BancShares' purchase of the Issuer's Common Stock during 1996 was for investment purposes only, which purposes are unchanged to date. However, if a proposal regarding possible future acquisition of the Issuer were to be developed, BancShares would consider various factors including, without limitation, the following: the Issuer's financial condition, business, and prospects; other developments concerning the Issuer; price levels of the Common Stock; other opportunities available to BancShares; developments with respect to BancShares' business; and general economic and stock market conditions. Based upon its review of such factors, BancShares will take such actions in the future as may be deemed appropriate in light of the circumstances existing from time to time.

Whether BancShares purchases any additional shares of the Issuer's Common Stock, and the amount and timing of any such purchases, will depend on BancShares' continuing assessment of pertinent factors including, without limitation, the following: the availability of shares for purchase at particular price levels; the Issuer's and BancShares' business and prospects; other business and investment opportunities available to BancShares; economic conditions; stock market and money market conditions; the attitude and actions of the management and the Board of Directors of the Issuer; the availability and nature of opportunities to dispose of BancShares' interest; and other plans and requirements of BancShares. Depending upon its assessment of these factors from time to time, BancShares may change its present intentions as stated above, including a possible determination to dispose of some or all of the shares it holds.

As described above, BancShares may consider purchasing additional shares of the Issuer in the open market or in privately negotiated transactions. Nevertheless, BancShares will not be permitted to purchase more than 9.99% of the Issuer's Common Stock unless the North Carolina Savings Administrator (the "Administrator") grants regulatory approval to BancShares to make additional purchases. At such time, if ever, that BancShares seeks to acquire in excess of 9.99% of the Issuer's Common Stock, BancShares will apply to the Administrator for approval to acquire 10% or more of the Issuer's Common Stock and will file all other necessary regulatory applications for approval to acquire additional shares of Common Stock of the Issuer.

Except as stated above, at present, BancShares does not have any specific plans or proposals which would result in any of the consequences listed in (a)-(j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) Prior to October 27, 1997, BancShares beneficially owned and exercised sole voting and dispositive power as to 48,500 shares of Common Stock, constituting 5.21% of the outstanding Common Stock of the Issuer (based on 930,902 shares outstanding). However, as a result of its sale of 3,820 shares of the Common Stock on October 27, 1997, as further described in Item 5(c) below, BancShares now beneficially owns and exercises sole voting and dispositive power as to 44,680 shares of Common Stock, constituting 4.80% of the outstanding Common Stock of the Issuer. To the best of the knowledge of BancShares, and after due inquiry, no directors or executive officers of BancShares or its subsidiaries beneficially own any additional shares of the Common Stock.

(c) On October 27, 1997, BancShares sold 3,820 shares of the Common Stock on the open market at a price of $16.75 per share. Otherwise, during the 60 days preceding the filing of this

Schedule, no transactions in the Common Stock have been effected by BancShares or any of its directors or executive officers.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by BancShares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, agreements, arrangements, understandings, or relationships (legal or otherwise) between BancShares and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FIRST CITIZENS BANCSHARES, INC.



December 12, 1997                          By: /s/Frank B. Holding, Jr.
                                           Frank B. Holding, Jr., President
                                           and Chief Administrative Officer